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                             November 6, 2023

       Andr  s Conesa Labastida
       Chief Executive Officer
       Grupo Aeromexico, S.A.B. de C.V.
       Avenida Paseo de la Reforma 243, 25th Floor
       Col. Renacimiento, Cuauht  moc 06500
       Mexico City
       United Mexican States

                                                        Re: Grupo Aeromexico,
S.A.B. de C.V.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted October
10, 2023
                                                            CIK 0001561861

       Dear Andr  s Conesa Labastida:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 10, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 105

   1. We note your presentation of condensed consolidated interim statements of profit or loss and other comprehensive
income for the six-month and three-month periods ended
                                                        June 30, 2023 and 2022
on page F-93. In that regard, please expand
                                                        management's discussion
and analysis to include a discussion of your results of operations for the three months
ended June 30, 2023 and 2022. Refer to Item 5 of Form 20-F.
 Andr  s Conesa Labastida
Grupo Aeromexico, S.A.B. de C.V.
November 6, 2023
Page 2

       Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or
Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameAndr  s Conesa Labastida
                                                           Division of
Corporation Finance
Comapany NameGrupo Aeromexico, S.A.B. de C.V.
                                                           Office of Energy &
Transportation
November 6, 2023 Page 2
cc:       John Vetterli, Esq.
FirstName LastName